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                                                                       Exhibit 2

                 Opinion of Beacon, dated December 20, 1998.*

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December 20, 1998

Board of Directors
LeaRonal, Inc.
272 Buffalo Avenue
Freeport, NY 11520

Gentlemen:

  You have engaged us as your financial advisor to assist in your evaluation, and you have requested our opinion as to the fairness from a financial point of view, of the $34.00 per share cash consideration to be received by the stockholders of LeaRonal, Inc. (the "Company") for all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") in the Offer and the Merger (the "Offer and Merger") provided for in the Agreement and Plan of Merger, dated December 20, 1998 (the "Merger Agreement"), by and among Rohm and Haas Company ("Rohm and Haas"), Lightning Acquisition Corp. and the Company.

  Consummation of the Offer and Merger is subject to the execution of the Merger Agreement by Rohm and Haas, Lightning Acquisition Corp. and the Company, execution of Tender and Option Agreements by Rohm and Haas, Lightning Acquisition Corp., the Company and certain LeaRonal stockholders, approval by the Company's Board of Directors and other terms and conditions in the Merger Agreement.

  The Beacon Group Capital Services, LLC, as part of its strategic advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, financings, principal investments and valuations for estate, corporate and other purposes. We are familiar with the Company, having served as financial advisor to the Company and having participated in certain of the negotiations leading to the Offer and Merger.

  Pursuant to our engagement, we have informed ourselves concerning those aspects of the Offer and Merger and the Company's business, operations, financial condition, prospects and management which we have deemed appropriate and material. In that regard, we have reviewed, among other things, the Merger Agreement; Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for each of the five years ended February 28, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; various other communications from the Company to its shareholders; and certain internal financial analyses and financial forecasts for the Company prepared by its management. We have also discussed the Company's business and prospects with the Company's senior management; reviewed the reported price and trading activity for the Company's common stock; compared financial and stock market information for the Company with similar information for selected other companies whose securities are publicly traded and which we deemed to be comparable to the Company in material respects; reviewed the financial terms of certain recent business combinations in industries and markets in which the Company participates; and performed such other studies and analyses as we considered appropriate. We have, consistent with your instructions and the terms of the Confidentiality Agreement, dated October 21, 1998, between the Company and Rohm and Haas, not contacted third parties to ascertain their interest in a combination with the Company or in making a proposal which is competitive with the Offer and Merger.